# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRAINSWAY LTD., CIK 0001505065
CUSIP: 10501L106
Title of class of securities: American Depositary Shares, each representing one Ordinary Share, par value NIS 0.04 per share
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel (L3), 9777516
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-000587
Filed by CIK 0001429390

## Reporting persons
- Harel Insurance Investments & Financial Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,386,561; sole dispositive power 0; shared dispositive power 2,677,117; aggregate amount beneficially owned 2,677,117 (6.8% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  
  Row (11) is based on 39,165,806 Ordinary Shares issued and outstanding as of December 31, 2025 (as reported by the Issuer in its Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2026).
  
  This CUSIP number above applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS 0.04 per share. It is hereby clarified that the shares being reported in this Statement as beneficially owned by the Reporting Person are in the form of Ordinary Shares.

## Item 1. Issuer
Name of issuer: BRAINSWAY LTD.
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel, 9777516

## Item 2. Person Filing
Name of person filing: Harel Insurance Investments & Financial Services Ltd.
Address of principal business office or, if none, residence: 3 Aba Hillel Street, Ramat Gan 52118, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 2,677,117 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, (i) 2,381,266 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 290,556 Ordinary Shares are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 5,295 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 5,295 Ordinary Shares covered by this Statement.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harel Insurance Investments & Financial Services Ltd.: /s/ Alon Kaufman, Alon Kaufman/Vice President (05/04/2026)